Fuel Doctor Holdings, Inc.

23961 Craftsman Road #LM

Calabasas, CA 91302

March 13, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Tonya Aldave – Staff Attorney

Re:

  Fuel Doctor Holdings, Inc.

Current Report on Form 8-K/A

Filed February 29, 2012

File No. 333-161052

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated March 12, 2012 (the "Comment Letter") relating to relating to Amendment No. 3 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 29, 2012 (the “8-K”) of Fuel Doctor Holding, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Risk Factors, page 10

Even If We Are Successful in Exploiting the Technology, page 12

1.

We note your response to our prior comment 5.  Please provide support for your beliefs that FD-46’s patent pending technology is “superior” and that your competitors do not offer any variety of independent testing results to verify their claims.  Alternatively, revise to remove these assertions.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 11 in accordance with the Staff’s comment to remove these statements.

We hereby acknowledge the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (818) 224-5678 or Gregory Sichenzia, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Mark Soffa

Mark Soffa

Chief Executive Officer

cc:

Gregory Sichenzia, Esq., Sichenzia Ross Friedman Ference LLP